

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Via E-mail
Aylwin Lewis
Chief Executive Officer
Potbelly Corporation
222 Merchandise Mart Plaza, 23rd Floor
Chicago, IL 60654

> **Re: Potbelly Corporation**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted December 21, 2012**
> **CIK No. 0001195734**

Dear Mr. Lewis:

We have reviewed your responses to the comments in our letter dated December 10, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

The Neighborhood Sandwich Shop, page 1

1. We note your response to our prior comment 11 and reissue. Please revise to remove non-substantiable adjectives such as "tasty," "welcoming," "lively" and "familiar" on page 1 and throughout and the terms "nice" and "personable" employees on pages 38 and 58.

2. Please revise the last paragraph on page 1 to briefly explain the difference between comparable store sales growth and shop-level profit margin.

3. Revise the last bulleted point on page 1 to disclose the shop-level profit margins for 2009 and 2010.

4. Please revise the last sentence of the first paragraph in this section to state as a belief. In addition, please provide support for your statement that you "develop strong connection with [your] customers."

Our Competitive Strengths, page 2

5. We note your response to our prior comment 15 and reissue. Please revise to clarify what you mean by "high-quality" by explaining, if true, that the ingredients that you use have

not been independently verified as "high-quality" but that you use fresh produce which is delivered to your shops every two to three days as opposed to frozen produce. In addition, please revise to clarify what you mean by "all-natural" chicken. We further note that you offer other meat products and "regular bread."

6. We note your response to our prior comment 18 that live, local musicians perform frequently at many of your shops. Please revise to clarify what you mean by "frequently" and "many" by providing quantitative information.

7. We note your revised disclosure on page 2 in response to our prior comment 16. Please revise to disclose the percentage of customers you solicit feedback from and please revise to identify your "major markets." In addition, we note your disclosure on page 53 that these customer advisories are conducted "in-person." With a view towards revised disclosure, please advise as to how you conduct such surveys.

8. We note your response to our prior comment 20 that you have "devoted Potbelly fans that return again and again." With a view towards revised disclosure, please tell us whether you track the number of customers that return to your restaurant and the frequency with which they do so.

Our Growth Strategy, page 3

9. Please revise to remove the terms "great" shops and "terrific" returns as these terms are subjective and appear to be marketing language. Also revise to clarify that you cannot provide assurances that you will be able to achieve and maintain these objectives. Please also revise the third paragraph on page 55 accordingly.

10. Please revise to balance your disclosure regarding your "careful site selection" in the second paragraph of this section by disclosing that the shops you closed in 2011 and for the 39 weeks ended September 23, 2012 were closed due to poor performance.

11. Please revise the third paragraph to provide balancing disclosure that you cannot provide any assurance that you will be able to maintain your shop-level profit margin levels or that you can achieve and maintain low expenses. Also revise to state as a belief that you exercise "strong financial discipline in managing expenses and by encouraging employee efficiency."

Selected Consolidated Financial and Other Data, page 32

12. As you have elected to disclose the increase in shop-level profit margin as a non-GAAP measure of your operating performance, please also disclose a comparable GAAP-based measure, such as operating income margin (i.e., income from operations expressed as a percentage of total revenues). Please present such a GAAP-based measure in a position of equal or greater prominence than the non-GAAP measure. Also, throughout the

document, please ensure that your presentation of shop-level profit margin is clearly identified as a non-GAAP measure.

Business, page 52

Our Competitive Strengths, page 53

Simple, Tasty Food, page 53

13. We note your response to our prior comment 36 that you conduct an annual customer survey to help determine trends. As you have elected to discuss your customer surveys, please revise to provide additional information regarding such surveys including disclosure regarding whether you select customers at random and quantitative data regarding the percentage of customers that actually participate in the surveys.

Differentiated Customer Experience that Delivers a Neighborhood Feel, page 54

14. Please tell us whether you have compared your customer survey results against your competitors. Revise to substantiate your claim that you provide a "superior" customer experience or remove such claims.

15. We note your response to our prior comment 37 that your shops are "strongly integrated into the neighborhood through the use of local managers, musicians and locally-themed décor." Please revise to state as a belief. In addition, please revise your disclosure that your managers, because they frequently live in the neighborhood where the shop is located, "get to know their customers, understand the unique character of each neighborhood and form deep roots within the community" and that your "atmosphere is enhanced by live, local musicians" to state as a beliefs.

Distinct, Deep-Rooted Culture: The Potbelly Advantage, page 54

16. We note your response to our prior comment 39 and reissue in part. Please revise to describe your hiring process, your training programs, evaluations, and Ethics Code of Conduct so as to indicate how each contributes to your "positive energy" and how each "empower[s] [your] employees to do what is right." In addition, please explain why you believe this separates you from your competitors. Alternatively, please revise to remove such disclosure as it contains marketing language that cannot be substantiated.

Our Growth Strategy, page 55

Run Great Shops, page 55

17. We note your response to our prior comment 42 that you use your proprietary tablet system in "[your] shops with higher traffic volumes." Please revise to disclose the percentage of your shops that use the tablet system.

18. We note your response to our prior comment 43 and reissue in part. Please revise to briefly describe your requirements regarding size and the number of people your dining rooms can typically seat or include a cross-reference to page 61 where you do discuss the basic requirements of your shops.

Achieve High Margins and Terrific Returns, page 55

19. We note your response and revised disclosure in response to our prior comment 46. Please revise to explain your "grass roots approach" to integrating your shops deep within a neighborhood. Alternatively, please remove such disclosure. In addition, with a view towards revised disclosure in an appropriate place in your prospectus, please provide additional information regarding your focus groups in new markets, including how frequently you conduct such focus groups and how people are selected for the focus groups, and tell us how management hears directly from customers.

Be a Great Franchisor, page 55

20. To help investors understand your current franchise program, please revise to disclose the specific countries where Alshaya Trading Company W.L.L. may open your stores and whether it is required to open a certain number of stores. Also, tell us why you believe Alshaya's operation of other restaurants in the Middle East, including Starbucks and P.F. Chang's does not create a conflict of interest in light of your disclosure on page 63 in your Competition section.

Our Food, page 56

Our Menu, page 56

21. We note your response to our prior comment 49 that your menu is simple because "each size of sandwich is offered at the same base price." Please revise to clarify as it does not appear that every sandwich of the same size is the same price.

Shop Operations and Management, page 58

Our People, page 59

22. We note your disclosure regarding your annual culture survey on page 59. Please revise to provide a brief description of this survey, including whether all employees take this survey.

23. Please revise the sixth and seventh sentences in this section to state as beliefs.

24. Please revise to substantiate that you have "improved" turnover rates and "high internal promotion rates." Alternatively, please remove such disclosure.

Site Selection and Expansion, page 60

25. Please revise to balance the disclosure that you have a "proven" shop model by clarifying that you cannot provide any assurance that you will achieve and maintain similar profit margins in the future.

Shop Design, page 61

26. Please revise to clarify what you mean by "neighborhood hangout." Alternatively, please remove such claim.

Management, page 67

27. Before this registration statement is declared effective, please provide the information as of a more recent practicable date.

Executive and Director Compensation, page 74

28. In a subsequent amendment, please include your executive and director compensation disclosure for fiscal year ended December 2012.

Related Party Transactions, page 87

Agreements with Our Investors, page 87

2011 Stock Repurchase, page 87

29. We note your revised disclosure in response to our prior comment 61 regarding the new stock options granted to Bryant Keil in connection with the 2011 stock repurchase. Please revise to clarify what you mean by your disclosure that you will provide replacement options "with economically equivalent options" but that upon termination of

Bryant Keil's current options, "the number of shares and the exercise price will be determined by [your] board of directors." In addition, please revise to disclose the exercise price of the options that Mr. Keil currently holds and the expiration date or dates of the replacement options, if Mr. Keil chooses to exchange his current options for the replacement options.

Registration Rights Agreement, page 94

30. Please revise to disclose the number of Registrable Securities you currently have outstanding and the number of Registrable Securities that are held by holders with Long-Form Registration Rights.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Edward S. Best
        Mayer Brown LLP